SECURITIES and EXCHANGE COMMISSION
WASHINGTON, DC 20549
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SCHEDULE 13D - Amendment No. 12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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Littlefield Corporation
(Name of Issuer)
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Common Stock, $0.001 Par Value per Share
8,187,283 shares outstanding
(Title of Class of Securities)
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537590101
(CUSIP Number)
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Jeffrey L. Minch
2501 North Lamar Boulevard
Austin, Texas 78705
(512) 476-5141
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
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February 3, 2003
(Date of Event, Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ] - box not checked.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 537590101

1. Names of reporting persons: Jeffrey L Minch IRS Identification Nos. of above persons (entities only): not applicable
2. Check the appropriate box if a Member of a Group: (a) [ ] - box not checked (b) [ ] - box not checked
3. SEC Use Only
4. Source of Funds: Personal Funds - "PF."
5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) [ ] or 2 (e) [ ] - neither box checked
6. Citizenship: United States
Number of shares beneficially owned by each Reporting Person with:	7. Sole voting power:	2,939,565 shares
	8. Shared voting power:	0 shares
	9. Sole dispositive power:	2,939,565 shares
	10. Shared dispositive power:	0 shares
11. Aggregate Amount beneficially owned by Reporting Person: 2,939,565 shares
12. Check if the aggregate amount in row 1 excludes certain shares [ ] box not checked
13. Percent of class represented by amount in row 11: 2,939,565 shares is 35.9% of the total of 8,187,283 shares outstanding.
14. Type of reporting person: The Reporting Person is an Individual - "IN."

Amended Items only:

Item 5. Interest in Securities of the Issuer.

Jeffrey L Minch, Schedule 13D/A - February 3, 2003 (Amendment No. 12)

Mr. Minch is the President, Chief Executive Officer and a Director of the issuer. Mr. Minch owns 2,939,565 shares of common stock, $0.001 par value per share, of the issuer. The issuer has 8,187,283 shares outstanding of such common stock and therefore Mr. Minch currently owns 35.9% of the common stock of the issuer.

All of the shares, except for 100,000 shares, have been purchased for cash in open market transactions. None of the purchases to date have been made with debt and none of the shares are pledged to any lenders as collateral. His total investment in acquiring these shares is $4,194,222.02 ($1.43/share).

He has previously announced his intention to acquire up to 40% of the common stock of the issuer. Mr. Minch has decided to acquire shares in excess of 50% of the issuer's outstanding common stock, but only if such acquisitions can be made at price levels that Mr. Minch finds attractive. It is anticipated that such purchases will be open market transactions. In the future, Mr. Minch may utilize financing and may hold his shares in ownership vehicles consistent with prudent estate planning and liability considerations.

The decision to make such acquisitions, if any, will be based solely upon Mr. Minch's assessment of the near and long term investment viability of the share purchases and he may from time to time dispose of shares (above some as yet undetermined core ownership level) for the same purposes. Mr. Minch may relinquish sole dispositive control of some fraction of his common stock ownership though he is unlikely to relinquish voting control of any shares.

/s/ Jeffrey L. Minch
Signature of Reporting Person

February 3, 2003
Date